FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Prices Private Placement of Senior Notes

BRUSSELS, Belgium - June 19, 2007 - Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that it has entered into an agreement to sell EUR 500 million of 5.625% Senior Notes and USD 450 million of 6.50% Senior Notes through a private placement. The net proceeds of the offering will be used principally to fund the repurchase, by its subsidiary Delhaize America, of up to USD 1.1 billion of its outstanding debt in a tender offer.

The senior notes will be issued as follows:

•	EUR 500 million of 5.625% Senior Notes due 2014 that will be issued at 99.915% of its principal amount (the “Euro Notes”)

•	USD 450 million of 6.50% Senior Notes due 2017 that will be issued at 99.656% of its principal amount (the “Dollar Notes”)

The net proceeds of the offering will be used principally to fund the repurchase by Delhaize America in a tender offer for cash prior to maturity of up to USD 1.1 billion aggregate principal amount of Delhaize America’s outstanding USD 1.1 billion 8.125% Notes due 2011 and USD 855 million 9.000% Debentures due 2031, in order of purchase priority, plus accrued and unpaid interest and premium amounts. Any remaining net proceeds from this offering are expected to be used for general corporate purposes.

Delhaize Group applied to list the Euro Notes on the Official List of the Luxembourg Stock Exchange and to admit the Euro Notes to trading on the regulated market of the Luxembourg Stock Exchange. The Dollar Notes will not be listed on any stock exchange.

Contacts

Guy Elewaut: + 32 2 412 29 48

Geoffroy d’Oultremont: + 32 2 412 83 21

Hans Michiels: + 32 2 412 83 30

Amy Shue: + 1 704 633 82 50 (ext. 2529)

Disclaimers

The offering of the senior notes shall be made only to qualified investors, in reliance upon applicable private placement exemptions. No public offering will be made in respect of the senior notes, whether in Belgium, the United States or any other jurisdiction. The private placement is conducted pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

The securities offered will not be registered under the Securities Act or any U.S. state securities laws, and unless so registered, may not be offered or sold in the U.S., except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This announcement does not constitute, or form part of, any solicitation of any offer or invitation to buy or sell any securities or any offer of securities, in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis or be relied on in connection with any contract therefore. No action has been or will be taken in any jurisdiction in relation to the issue of such new senior notes that would permit a public offer in any jurisdiction. No indications of interest in the solicitation of offers to sell or to subscribe for securities are sought by this announcement.

In respect of the issue of the new senior notes referred to in this announcement, this announcement is not a prospectus for the purposes of EU Directive 2003/71/EC (the “Directive”). A prospectus for the admission of the new euro senior notes on the Official Listing of the Luxembourg Stock Exchange will be available on the website of the Luxembourg Stock Exchange and in hard copy at the offices of Delhaize Group and the paying agents.

The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes are required by each of Delhaize Group and Delhaize America Inc. to inform themselves about, and to observe, any such restrictions.

United Kingdom

This announcement, and any other offer material relating to the new senior notes are each a communication falling within section 21(1) of the UK Financial Services and Markets Act 2000 having the benefit of an exemption to the applicable restrictions regarding financial promotion pursuant to Articles 19 and 43 of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) and are, therefore, only made to, or directed at, persons falling within those articles of the Order and any other persons to whom this announcement and such other offer material can otherwise be lawfully communicated (together being referred to as “relevant persons” in this paragraph), and must not be acted on or relied upon by persons other than relevant persons. Any investment activity referred to in this announcement or such other offer material are available only to relevant persons and will be engaged in only with relevant persons.

Belgium

This announcement, the offering of the senior notes and any other offer material relating to new senior notes do not constitute a public offering in Belgium. The offering may not be advertised and the new senior notes may not be offered or sold, and this announcement or any other offering material relating to the new senior notes may not be distributed, directly or indirectly, to any persons in Belgium other than to:

(i) qualified investors as defined in article 10 of the Act of 16 June 2006 on public offerings of investment instruments and the admission of investment instruments to trading on a regulated market; or

(ii) other investors in circumstances which do not require the publication by Delhaize Group SA of a prospectus, information circular, brochure or similar document pursuant to article 3 of the Act of 16 June 2006 on public offerings of investment instruments and the admission of investment instruments to trading on a regulated market.

The offering has not been and will not be notified to, and this document or any other offering material relating to the new senior notes has not been and will not be approved by, the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen).”

Italy

The new debt issuance is not being made in the Republic of Italy. The new debt issuance and the new debt offering memorandum have not been submitted to the clearance procedure of the Commissione Nazionale per le Societa e la Borsa (CONSOB) and/or the Bank of Italy pursuant to Italian laws and regulations. Accordingly, persons are hereby notified that, to the extent such persons are Italian residents or persons located in the Republic of Italy, the new debt issuance is not available to them nor may the new debt securities be offered, sold or delivered in the Republic of Italy and neither the new debt offering memorandum nor any other offering material relating to the new debt offering may be distributed or made available in the Republic of Italy.

General

Delhaize Group (and its directors, employees or affiliates) make no representations or recommendations whatsoever regarding this announcement, the senior notes or any prospectus or other offer material relating thereto.

None of the Delhaize Group or any member thereof makes any recommendation as to whether or not persons should subscribe or acquire any new senior notes.

Cautionary Note Concerning Forward-looking Statements

Statements that are included or incorporated by reference in this press release, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about raising funds through a private placement of senior notes, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “will”, “may” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; and adverse determination with respect to claims. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2005 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: June 20, 2007	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President

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